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EXHIBIT 21

DATA I/O CORPORATION
SUBSIDIARIES OF THE REGISTRANT

The following table indicates the name, jurisdiction of incorporation and basis of ownership of each of the Company's subsidiaries:

Name of Subsidiary	State or Jurisdiction of Organization	Percentage of Voting Securities Owned
Data I/O International, Inc.	Washington	100%
Data I/O FSC International, Inc.	Territory of Guam	100%
Data I/O Canada Corporation	Canada	100%
Data I/O China, Ltd	China	100%
Data I/O GmbH	Germany	100%
RTD, Inc. (formerly Reel-Tech, Inc.)	Washington	100%

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DATA I/O CORPORATION SUBSIDIARIES OF THE REGISTRANT